Filed Pursuant to Rule 433
Registration No. 333-132653

Entergy Arkansas, Inc.

$300,000,000
First Mortgage Bonds,
5.4% Series due August 1, 2013

Final Terms and Conditions

July 14, 2008

Issuer:	Entergy Arkansas, Inc.

Market Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings:	Baa1 by Moody's Investors Service A- by Standard & Poor's Ratings Services BBB+ by Fitch Ratings

Trade Date:	July 14, 2008

Settlement Date (T+3):	July 17, 2008

Principal Amount:	$300,000,000

Coupon Payment Dates:	February 1 and August 1 of each year

First Payment Date:	February 1, 2009

Final Maturity:	August 1, 2013

Call Date & Terms:	Make-whole call at T + 35 bps

UST Benchmark:	3.375% due June 30, 2013

Treasury Price:	100-29 3/4

Treasury Yield:	3.171%

Re-offer Spread:	+ 223 bps

Re-offer Yield to Investor:	5.401%

Coupon:	5.400%

Price to Investors:	99.993%; $299,979,000

Joint Book-running Managers:	Barclays Capital Inc. - (28.00%) $84,000,000
BNY Mellon Capital Markets, LLC - (28.00%) $84,000,000
J.P. Morgan Securities Inc. - (28.00%) $84,000,000

Co-Managers:	KeyBanc Capital Markets Inc. - (5-1/3%) $16,000,000
Scotia Capital (USA) Inc. - (5-1/3%) $16,000,000
Stephens Inc. - (5-1/3%) $16,000,000

CUSIP / ISIN:	29364DAN0 / US29364DAN03

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Barclays Capital Inc. toll free at 1-888-227-2275 (ext. 2663), (ii) BNY Mellon Capital Markets, LLC collect at 212-635-8974, or (iii) J.P. Morgan Securities Inc. collect at 212-834-4533.